        Weil, Gotshal & Manges LLP
201 REDWOOD SHORES PARKWAY
REDWOOD SHORES, CA 94065

December 9, 2005

VIA EDGAR TRANSMISSION (CORRESP.)

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. Mail Stop 05-10
Washington, D.C. 20549-0510
Attention: Pamela Long, Assistant Director

Re:
Altra Industrial Motion, Inc.
Form S-4/A filed November 15, 2005
File No. 333-124944

Dear Ms. Long:

        Reference is made to the comments of the Staff of the Securities and Exchange Commission (the "SEC" or the "Staff") with respect to the above referenced registration statement on Form S-4/A (the "Form S-4/A") of Altra Industrial Motion, Inc. (the "Company") in the letter to the Company dated November 28, 2005 (the "Comment Letter").

        On behalf of the Company, we are writing to respond to the comments and to indicate the changes that have been made in the Form S-4/A that is being filed today by the Company with the SEC. The numbered paragraphs below correspond to the headings and numbers set forth in the Comment Letter. The text of the Staff's comments is copied below in italics for your reference. All page numbers referenced by the Company in its responses refer to page numbers contained in the Amendment.

General

1.
Please update your filing to include interim financial statements as of and for the nine months ended September 30, 2005. Refer to Rule 3-12 of Regulation S-X.

The company has included interim financial statements as of and for the nine months ended September 30, 2005 in accordance with Rule 3-12 of Regulation S-X.

Recent Developments, page 3

2.
We note that on November 7, 2005, you entered into a purchase agreement pursuant to which you agreed to acquire all of the outstanding share capital of Hay Hall for $50.5 million. It appears from this disclosure that this is a probable acquisition. If you also meet the 50 percent or greater threshold of one of the significance tests in Rule 1-02(w) of Regulation S-X, you are required to include audited financial statements for this business in the S-4, in accordance with Rule 3-05 of Regulation S-X. In addition, you would be required to reflect this acquisition in your unaudited pro forma financial statements. Please provide us with your analysis of the significance tests in accordance with Rule 1-02(w) of Regulation S-X for this probable acquisition.

  We remind you that this test should be performed using amounts prepared in accordance with US GAAP. As such, in your response, please describe the nature of any differences between the amounts in the target's UK GAAP financial statements and the amounts used in your income significance test. In particular, please confirm to us that, for the purposes of the income significance test, you have reversed any amortization expense recognized in Hay Hall's UK GAAP income statement related to goodwill and those intangible assets that would be considered indefinite-lived under US GAAP.

The Company has provided its analysis of the significant subsidiary tests prepared in accordance with Rule 1-02(w) of Regulation S-X for the Hay Hall acquisition in a supplemental letter herewith. After giving effect to the adjustments required to reconcile Hay Hall's financial statements from UK GAAP to US GAAP the Company determined that Hay Hall is a significant subsidiary, however none of the tests exceeds the minimum 20% financial statement disclosure threshold. Due to the fact that the equity in the income from continuing operations is close to the percentage requiring disclosure, the Company has included the Hay Hall audited financial statements as of and for the year ended December 31, 2004, and Hay Hall unaudited interim financial statements for the nine months ended September 30, 2005 and 2004 for the benefit of the investors. The Company has also reflected the Hay Hall acquisition in its pro forma financial statements. See pages F-86 through F-149, and 38 through 46.

Critical Accounting Policies, Intangible Assets, page 44

3.
We note your revisions in response to prior comment 2. Your statement on page 44 that your "intangible assets were identified and recorded at their fair value... with the assistance of an independent valuation firm" indicates that you relied on another party to some degree. Therefore, if you retain the references to experts, identify the experts and file their consents. Please refer to Section 436(b) of Regulation C. In addition, please address this comment as it relates to other references to valuation firms throughout your document. For example, see the first and third full paragraphs on page 45.

The company has amended its filing to remove all references to an independent valuation firm. See pages 51 and 52.

Non-GAAP Financial Measures, page 45

4.
Regarding your EBITDA measures:
•
We note that in your EBITDA measure for 2004, you exclude a one-time transaction fee of $4.4 million. This type of transaction fee does not appear to be non-recurring, given that you will incur similar charges in conjunction with future acquisitions, such as that of Hay Hall. Accordingly, please revise your presentation of EBITDA accordingly. See Item 10 (e)(1)(ii)(B) of Regulation S-K.

•
We also note that you exclude restructuring, impairment and transition expenses, as well as gains on the sale of assets from your EBITDA measures. Accordingly, it appears that your definition of EBITDA differs from that of section I of the adopting release of non-GAAP measures. As such, please retitle this measure to clearly identify the earnings measure being used and all adjustments. Please refer to question 14 of the SEC "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures."

The Company has removed the $4.4 million one-time transaction fee, the restructuring, impairment and transition expenses and the gains on sales of assets from its EBITDA measure. It has clarified its measurement of EBITDA so that it agrees with that of section I of the adopting release of non-GAAP measures. See pages 55, 57, and 58.

Recent Developments, page 64

5.
Expand your discussion of the purchase agreement with Hay Hall Holdings Limited to include the material terms of the agreement. Provide additional information on the business operations of Hay Hall. In this regard, we note a press release issued by Altra on October 18, 2005 disclosing the parties' entry into the agreement. In addition, revise the summary section to provide a cross-reference to this expanded discussion.

The Company's registration statement has been amended to include the requested Hay Hall acquisition information. See pages 71 and 72.

6.
We note the statement that you agreed to acquire the outstanding shares of Hay Hall for $50.5 million; however, section 3.1 of the share purchase agreement states that you shall pay $50.5 million less the closing indebtedness of Hay Hall and its subsidiaries, subject to other adjustments. Please revise accordingly

The Company's registration statement has been revised to more clearly explain the terms of the proposed transaction. See page 72.

7.
We note that you intend to finance the acquisition through additional debt borrowings and you anticipate the acquisition to close in early December 2005. Please revise to state the amount and type of debt borrowings you intend to make. For example, will you use your current credit facility to finance all or pare: of the acquisition or will you enter into a new credit facility or issue additional secured or subordinated notes to fund the acquisition? Disclose the material terms of any debt you intend to use to fund the acquisition and state how it will rank as compared to the notes being exchanged in this offering.

The Company's registration statement has been amended to include the requested disclosure. See page 71.

8.
State whether you have received the consent of the lenders under your senior credit agreement and the consent of the holders of the senior secured notes to allow the consummation of the transaction as required by section 8.1(h) of the share purchase agreement.

The Company has a verbal consent from the lenders under our Senior Revolving Credit agreement and is in the process of finalizing this consent and anticipates obtaining the consent of the holders of the 9% Senior Secured Notes to allow the consummation of the proposed transaction. The Company has added disclosure to this effect. See page 73.

9.
Please tell us whether any new guarantors will be created as a result of the acquisition of Hay Hall.

The Company anticipates adding one additional guarantor under its senior credit facility and senior secured notes as a result of the acquisition of Hay Hall. This additional guarantor has approximately $6.0 million in assets.

1.    Description of Business and Summary of Significant Accounting Policies, page F-7

10.
We note that due to the restatement, you have reissued your financial statements as of November 3, 2005. As a result, it would appear that in your statements that you are still in the process of allocating your final goodwill and intangible assets and that you have still not allocated these assets across your business units are no longer accurate. Please revise to update pages 45, F-10, F-14, and F-56. If these statements are still accurate, please tell us why, given that your acquisition was approximately one year ago.

The Company has completed the process of allocating its goodwill and intangible assets across its business units and has updated the amended filing to reflect this fact. See pages 52, F-11, F-15 and F-58.

8.    Income Taxes, page F-18

11.
We note that, as a result of the restatement, you have increased your deferred tax asset valuation allowance to $11.8 million. We also note that your deferred tax liabilities increased to $15.0 million. Please clarify whether future reversals of these existing taxable temporary differences will generate sufficient taxable income of the appropriate character in the appropriate timeframe to enable realization of your deferred tax assets. If so, please tell us your basis for this valuation allowance. See paragraph 21.a of SFAS No. 109. If the future reversals will not generate sufficient taxable income to enable the realization of your deferred tax assets, please tell us why not.

The Company established its valuation allowance in accordance with the more-likely-than-not standard of paragraph 17(e) and considering the four possible sources of taxable income criteria of paragraph 21 of FAS 109. The balance of $11.8 million relates to the following deferred tax assets (in millions):

Expenses not currently deductible (U.S.)	$1.0
This represents excess tax basis over book basis of financing costs. These costs are amortizable for tax purposes over periods ranging from 5 to 7 years.

Post-retirement obligations (U.S.)	$8.8
This represents excess book liabilities over that which is recognized for federal income tax purposes. For income tax purposes, the Company is entitled to a basis increase as the liability is paid. The basis increase is principally allocable to IRC §197 goodwill and is amortizable over a 15 year period once paid.
NOL carryforward foreign subsidiary	$2.0
This represents an acquired NOL carryforward attributable the Company's wholly owned foreign subsidiary whose future profitability is uncertain.

The existing taxable temporary differences for these four items were scheduled out for three future years (fiscal 2005-07) and it was determined that they would not generate sufficient taxable income of the appropriate character or appropriate source (i.e., tax jurisdiction) to enable realization under the more likely than not standard.
The deferred tax liabilities (and expected reversal timeframe) are as follows:
Fair value adjustments to tangible assets	$6.1
This represents excess book basis over tax basis with respect to inventory and fixed assets: Approximately $3.1 of this amount relates to inventory and fixed assets held by US entities and the balance of $3.0 relates to inventory and fixed assets held by foreign entities. With respect to the U.S. entities, the differences related to inventory reversed by the second quarter of 2005.
Property, Plant and Equipment	$0.5
This represents excess book basis over tax with respect to buildings and other long lived depreciable assets held by foreign entities.
Intangible assets	$7.7
This represents excess book basis over tax basis with respect to identified intangibles. Approximately $3.6 of this amount relates to intangibles held by US entities and the balance of $4.1 relates to intangibles held by foreign entities. With respect to the U.S. entities, these differences will reverse over 15 years.

12.
We note that your predecessor recognized a deferred tax liability of $11.4 million as of December 31, 2003 related to property, plant and equipment. Please: tell us why the acquisition resulted in a decrease of this deferred tax liability to $0.5 million as of December 31, 2004.

The Predecessor's deferred tax liability relative to property, plant and equipment was based upon the difference between the carrying value for financial statement purposes and the adjusted tax bases for income tax purposes.

The Acquisition was structured as a combination of share and asset purchases for income tax purposes. The Company's deferred tax balances were established based on the differences between the tax basis in the assets acquired determined by the nature of the acquisition (i.e., share versus asset purchase) and the new asset carrying values for financial statement purposes determined in accordance with FAS 141, Business Combinations.

17.    Restated Financial Data, page F-46

13.
We note that your deferred taxes decreased from an asset position of $9.1 million to a liability position of $12.4 million. Please disclose, in greater detail, the nature of the errors that resulted in this change. For example, please disclose the reasons for the changes in each of the components of your deferred tax assets and liabilities on page F-19.

The major reasons for the change in the Company's deferred taxes was the change in deferred tax asset related to expenses not currently deductible, the valuation allowance, and the deferred tax liability on intangible assets. The Company has updated the disclosure in Note 17 which further explains the reasons for these changes. See page F-48.

14.
We note on page F-47 your disclosure that goodwill increased by approximately $3.5 million reflected in the restated December 31, 2004 balance sheet. However, in your balance sheet on page F-49, your goodwill increased $25.2 million. Please revise this inconsistency.

The Company has revised its disclosure in Note 17 to reflect the correct increase to goodwill of $25.2 million as a result of the restatement. See page F-48.

15.
You disclose that there were "other less significant errors that have been corrected in the restatement." If material, please disclose the nature and amount of these errors. If not material, please disclose this fact and tell us your basis for your assessment as immaterial, based on the qualitative and quantitative factors in SAB 99.

The Company notes that the only other less significant error corrected as part of the restatement was a correction to prepaid expenses in the amount of $78,000. The Company has revised its Note 17 to provide additional disclosure regarding this correction. See page F-47.

16.
Please expand your risk factor regarding the material weakness in internal controls on page 22 and your material weakness discussion in your MD&A on page 56 to disclose the impact of the restatements on your evaluation of your internal controls. If you determine that the restatements were not the result of material weaknesses, please disclose the basis for your conclusion. If, on the other hand, you determine that the restatements were the result of material weaknesses, please disclose the additional material weaknesses identified and the actions that you will take to remediate each of these weaknesses.

The Company has determined that the restatement was the result of not being properly staffed at the time of the acquisition. The Company believes that this situation has been rectified through the addition of staff and believes that the errors in the financial statements would not have occurred with its current staff. Accordingly, the Material Weaknesses in Internal Controls sections on pages 22, 62 and 63 have been updated to reflect this.

Unaudited Condensed Consolidated Interim Financial Statements

12.    Related Party Transactions, page F-61

17.
We have reviewed your response to prior comment 5. If true, please disclose whether your stock has been pledged as collateral of Holding's debt. Further, please disclose the extent (in the aggregate and for each of the next five years) to which Holdings is dependent on your cash flows to service its debt and the method by which this will occur.

The Holdings debt is not guaranteed or collateralized by the Company or its assets. Additionally, Holdings has not pledged the stock of the Company as collateral for the debt. Interest is payable quarterly in cash or payment-in-kind interest at the sole discretion of the Company. The Company's registration statement has been revised to reflect this. See page F-64.

Schedule II—Valuation and Qualifying Accounts, page S-1

18.
In light of the increase in your deferred tax asset valuation allowance, as a result of the restatement, please disclose the information required by schedule II, as it relates to your deferred tax valuation allowance.

The Company has revised Schedule II to include the required information as it relates to its deferred tax valuation allowance.

Exhibit 99.1—Letter of Transmittal

19.
Please revise the second paragraph to state that you will return Old Notes that are not exchanged "promptly" after withdrawal, rejections of tender, or termination of the exchange offer rather than "as soon as practicable".

        Page 11 of the Letter of Transmittal has been revised to state the Company will return any old notes not accepted "promptly."

        Thank you very much for your prompt attention to this filing. If you or any other member of the Staff has any further questions or comments concerning the foregoing responses or the Amendment, please contact the undersigned at (212) 310-8172 or my colleague Ryan Gallagher at (650) 802-3023.

Best Regards,
/s/ TODD R. CHANDLER Todd R. Chandler, Esq.